FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of May 2006.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	[Nomura Announces Corrections to Financial Statements and Presentation]
2.	[Nomura Announces First Quarter Dividend Record Date]
3.	[Nomura Board of Directors Approves Year-end Dividend for Fiscal Year Ended March 31, 2006]
4.	[Nomura Announces Proposals for Amendments to Articles of Incorporation]
5.	[Nomura to Propose Issuance of Stock Acquisition Rights as Stock Options]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 17, 2006	By:	Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

News Release

Nomura Announces Corrections to Financial Statements and Presentation

Tokyo, May 17, 2006—Nomura Holdings, Inc. today announced corrections to “Financial Highlights – Year Ended March 2006” and the presentation materials for same period. The details of the corrections are shown as underlined segments below.

1. Corrections

[1] Financial Summary for the Year Ended March 31, 2006 (Page 1)

	Before	Corrected
(2) Financial Position
	At March 31 2006	At March 31 2006
	(JPY in millions)	(JPY in millions)
Total assets	35,175,927	35,026,035

(3) Cash flows
	For the year ended March 31 2006	For the year ended March 31 2006
	(JPY in millions)	(JPY in millions)
Net cash used in operating activities from continuing operations	(710,992)	(566,327)

Net cash provided by financing activities from continuing operations	942,880	798,215

There was no correction made to (1) Operating Results.

[2] Attachments to Financial Highlights

•	Financial Summary for Fiscal Year Ended March 31, 2006 Financial Position (Page 4)

•	Nomura Holdings, Inc. Consolidated Balance Sheet Information (Pages 12 and 13)

•	Nomura Holdings, Inc. Consolidated Information of Cash Flows (Page 14)

(Correction details) Please refer to <Attachment>.

[3] Presentation Material

“Consolidated Results of Operations - Fourth quarter, year ended March 2006” (Page 23)

(Correction details) Please refer to <Attachment>.

2. Reason for corrections

The amounts of elimination of inter-company balances (assets and liabilities) have been corrected.

<Attachment>

“Financial Summary for Fiscal Year Ended March 31, 2006”

“Financial Position” (Page 4)

(Before)

Financial Position

Total assets at March 31, 2006 were 35.2 trillion yen, an increase of 687.1 billion yen compared to March 31, 2005, reflecting an increase in collateralized agreements and a decrease in the assets of discontinued operations. Total liabilities at March 31, 2006 were 33.1 trillion yen, an increase of 492.2 billion yen compared to March 31, 2005, due to an increase in trading liabilities and a decrease in the liabilities of discontinued operations. Total shareholders’ equity at March 31, 2006 was 2.1 trillion yen, an increase of 194.9 billion yen compared to March 31, 2005, due to an increase in retained earnings and share repurchases.

Cash and cash equivalents at March 31, 2006 increased by 406.8 billion yen compared to March 31, 2005. Net cash used in operating activities from continuing operations amounted to 711.0 billion yen due to an increase of trading-related balances (net of trading related assets and liabilities). Trading-related balances consist of trading assets and private equity investments, collateralized agreements, trading liabilities, collateralized financing and receivables and payables arising from unsettled trades (included in receivables or payables). Net cash provided by investing activities from continuing operations was 27.4 billion yen, due to a decrease in non-trading debt securities. Net cash provided by financing activities from continuing operations was 942.9 billion yen as a result of an increase in borrowings. Net cash provided from discontinued operations was 131.1 billion yen.

(Corrected)

Financial Position

Total assets at March 31, 2006 were 35.0 trillion yen, an increase of 537.2 billion yen compared to March 31, 2005, reflecting an increase in collateralized agreements and a decrease in the assets of discontinued operations. Total liabilities at March 31, 2006 were 33.0 trillion yen, an increase of 342.3 billion yen compared to March 31, 2005, due to an increase in trading liabilities and a decrease in the liabilities of discontinued operations. Total shareholders’ equity at March 31, 2006 was 2.1 trillion yen, an increase of 194.9 billion yen compared to March 31, 2005, due to an increase in retained earnings and share repurchases.

Cash and cash equivalents at March 31, 2006 increased by 406.8 billion yen compared to March 31, 2005. Net cash used in operating activities from continuing operations amounted to 566.3 billion yen due to an increase of trading-related balances (net of trading related assets and liabilities). Trading-related balances consist of trading assets and private equity investments, collateralized agreements, trading liabilities, collateralized financing and receivables and payables arising from unsettled trades (included in receivables or payables). Net cash provided by investing activities from continuing operations was 27.4 billion yen, due to a decrease in non-trading debt securities. Net cash provided by financing activities from continuing operations was 798.2 billion yen as a result of an increase in borrowings. Net cash provided from discontinued operations was 131.1 billion yen.

“Nomura Holdings, Inc. Consolidated Balance Sheet Information” (Pages 12 and 13)

	Before	Corrected

	Millions of yen	Millions of yen
	March 31, 2006	March 31, 2006
ASSETS
Trading assets and private equity investments:
Securities inventory	12,889,697	12,739,805

Trading assets and private equity investments total	13,847,333	13,697,441

Total assets	35,175,927	35,026,035

LIABILITIES AND SHAREHOLDERS’ EQUITY
Long-term borrowings	3,748,491	3,598,599

Total liabilities	33,112,600	32,962,708

Total liabilities and shareholders’ equity	35,175,927	35,026,035

“Nomura Holdings, Inc. Consolidated Information of Cash Flows” (Page 14)

	(Before)	(Corrected)

	Millions of yen	Millions of yen
	For the year ended March 31, 2006	For the year ended March 31, 2006
Cash flows from operating activities from continuing operations:
Changes in operating assets and liabilities:
Trading assets and private equity investments	2,157,971	2,302,636

Net cash used in operating activities from continuing operations	(710,992)	(566,327)

Cash flows from financing activities from continuing operations:
Increase in long-term borrowings	1,800,982	1,656,317

Net cash provided by financing activities from continuing operations	942,880	798,215

“Nomura Holdings, Inc. Presentation Material Consolidated Results of Operations - Fourth quarter, year ended March 2006” (Page 23)

(Before)

	(billions of yen)
	Mar. 31, 2005	Mar. 31, 2006
Assets

Cash and cash deposits	1,047	1,556

Loans and receivables	1,221	1,364

Collateralized agreements	14,389	17,028

Trading assets and private equity investments	15,601	13,847

Other assets	2,231	1,381
Assets from discontinued operations	932	—

Total assets	34,489	35,176

Liabilities

Short-term borrowings	521	692

Payables and deposits	964	1,240

Collateralized financing	21,666	20,263

Trading liabilities	5,332	6,528

Other liabilities	1,310	642
Liabilities of discontinued operations	881	—

Long-term borrowings	2,828	3,748

Total liabilities	32,620	33,113

Shareholders’ equity

Total shareholders’ equity	1,868	2,063

Total liabilities and shareholders’ equity	34,489	35,176

(Corrected)

	(billions of yen)
	Mar. 31, 2005	Mar. 31, 2006
Assets

Cash and cash deposits	1,047	1,556

Loans and receivables	1,221	1,364

Collateralized agreements	14,389	17,028

Trading assets and private equity investments	15,601	13,697

Other assets	2,231	1,381
Assets from discontinued operations	932	—

Total assets	34,489	35,026

Liabilities

Short-term borrowings	521	692

Payables and deposits	964	1,240

Collateralized financing	21,666	20,263

Trading liabilities	5,332	6,528

Other liabilities	1,310	642
Liabilities of discontinued operations	881	—

Long-term borrowings	2,828	3,599

Total liabilities	32,620	32,963

Shareholders’ equity

Total shareholders’ equity	1,868	2,063

Total liabilities and shareholders’ equity	34,489	35,026

Ends

For further information please contact:

Name	Company	Telephone
Koichiro Ide Larry Heiman	Nomura Securities Co., Ltd. Corporate Communications Dept., Nomura Group Headquarters	81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 134 branches in Japan, and an international network in 29 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.

News Release

Nomura Announces First Quarter Dividend Record Date

Tokyo, May 17, 2006—Nomura Holdings, Inc. today announced that June 30, 2006, will be the record date for the first quarter dividend of the year ending March 31, 2007. The public announcement required under Japan’s Corporation Law will be made in accordance with Nomura’s articles of incorporation.

As previously announced, the quarterly target dividend is 8 yen per share. Payment will be made in September 2006.

Target dividend amounts for the year ending March 31, 2007

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total

Target Dividend Amounts	JPY 8	JPY 8	JPY 8	JPY 8	JPY 32

Notes:

1.	All dividends are ordinary dividends.

2.	The payment and dividend amounts will be determined by a resolution of the Board of Directors.

3.	In line with the dividend policy, when Nomura achieves a sufficient level of profit, the year-end cash dividend will be increased taking into consideration a payout ratio of over 30%.

4.	At the 102nd Ordinary General Meeting of Shareholders to be held on June 28, 2006, an amendment to the Articles of Incorporation in regard to the record date will be included as a matter to be resolved. Nomura will not issue a news release about the record date after the amendment of the Articles of Incorporation is approved.

5.	Public notice will be made on May 18, 2006, at:

www.nomuraholdings.com/jp/investor/

Ends

For further information please contact:

Name	Company	Telephone
Koichiro Ide Larry Heiman	Nomura Securities Co., Ltd. Corporate Communications Dept.,	81-3-3278-0591

Nomura Group Headquarters

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 134 branches in Japan, and an international network in 29 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.

News Release

Nomura Board of Directors Approves Year-end Dividend for Fiscal Year

Ended March 31, 2006

Tokyo, May 17, 2006—Nomura Holdings, Inc. today announced that its Board of Directors has formally approved a year-end dividend of 36 yen per share, payable to recorded shareholders as of March 31, 2006, and to be paid on June 1, 2006. The year-end dividend of 36 yen comprises an amount of 24 yen added to the target dividend amount of 12 yen.

(Reference 1) Dividends for fiscal years 2005 & 2006

Fiscal Year 2005	Interim Dividend	Year-end Dividend	Annual Dividend
	JPY10	JPY10	JPY20

Fiscal Year 2006	Interim Dividend	Year-end Dividend	Annual Dividend
	JPY12	JPY36	JPY48

Notes:

All dividends are ordinary dividends.

(Reference 2) Target dividend amounts for the fiscal year ending March 31, 2007

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total

Target Dividend Amount	JPY 8	JPY 8	JPY 8	JPY 8	JPY 32

Notes:

1.	All dividends are ordinary dividends.

2.	The payment and dividend amounts will be formally determined by a resolution of the Board of Directors.

3.	In line with the dividend policy, when Nomura achieves a sufficient level of profit, the year-end cash dividend will be increased taking into consideration a payout ratio of over 30%.

Ends

For further information please contact:

Name	Company	Telephone
Koichiro Ide Larry Heiman	Nomura Securities Co., Ltd. Corporate Communications Dept.,	81-3-3278-0591

Nomura Group Headquarters

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 134 branches in Japan, and an international network in 29 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.

News Release

Nomura Announces Proposals for Amendments to Articles of Incorporation

Tokyo, May 17, 2006—Nomura Holdings, Inc. (“the Company”) today announced that, at the Board of Directors Meeting held earlier today, it was decided to place the following proposals for amendments to the Company’s Articles of Incorporation on the agenda for the 102nd Ordinary General Meeting of Shareholders to be held on June 28, 2006.

The following amendments to the Company’s Articles of Incorporation have been proposed in accordance with the enforcement of the “Corporation Law” (2005 Law No. 86) of Japan and the “Law Concerning Adjustment of Related Laws, Etc. Accompanying the Enforcement of the Corporation Law” (2005 Law No. 87) of Japan, both effective May 1, 2006.

(1)	Amendments with regard to matters deemed to have been provided for in the Articles of Incorporation upon enforcement of the Corporation Law:

1)	The Company is a company with committees. Hence, the Company is deemed to have provided a provision in the Articles of Incorporation upon enforcement of the Corporation Law that the Company shall set up the board of directors, nomination committee, audit committee, compensation committee and account auditors.

2)	With regard to certificates of shares, there is no provision in the Articles of Incorporation that the Company shall not issue certificates of shares. Hence, the Company is deemed to have provided a provision in the Articles of Incorporation on the date of enforcement of the Corporation Law that the Company shall issue certificates of shares.

3)	With regard to a transfer agent, there is a provision in the Articles of Incorporation that the Company shall have a transfer agent. Hence, the Company is deemed to have provided a provision in the Articles of Incorporation on the date of enforcement of the Corporation Law that the Company shall have a share registrar.

4)	With regard to distribution of surplus, the Company is deemed to have provided provisions in the Articles of Incorporation that the board of directors shall have the authority to determine distribution of surplus and that it shall not be determined by a resolution of a general meeting of shareholders.

In order to clarify such amendment in the Articles of Incorporation, it is hereby proposed that required amendments be made to the existing Articles of Incorporation.

(Articles for reference)

Proposed Article 5 (Governing Bodies), Article 7 (Issuance of Certificates of Shares), Article 11 (Share Registrar) and Article 34 (Organ with the Authority to Determine Distribution of Surplus)

(2)	Changes in terms and expressions upon execution of the Corporation Law

In accordance with the enforcement of the Corporation Law, it is hereby proposed that the terms under the Commercial Code prior to the amendments be replaced with those used in the Corporation Law and simultaneously, that some expressions and words and terms be modified.

(Articles for reference)

Proposed Article 4 (Method of Giving Public Notices), Article 6 (Authorized Number of Shares), Article 8 (Number of Shares Constituting One Unit), Article 10 (Request for Purchasing Less-Than-A-Full-Unit Shares), Article 13 (Convocation), Article 14 (Record Date of an Ordinary General Meeting of Shareholders), Article 18 (Resolutions), Article 19 (Number of Directors and Election), Article 20 (Term of Office), Article 24 (Limitation of Liabilities of Directors), Article 25 (Maintenance of Committees), Article 26 (Authorities of Committees, Etc.), Article 28 (Executive Officers and Authorities of Executive Officers), Article 29 (Terms of office), Article 30 (Representative Executive Officers and Executive Officers with Special Titles), Article 31 (Limitation of Liabilities of Executive Officers), Article 33 (Fiscal Year), etc.

(3)	Amendment as a result of the introduction of quarterly dividends

In accordance with the enforcement of the Corporation Law, restrictions on the number of times for the payment of dividends are lifted and the Company has decided to introduce quarterly dividends. Hence, it is hereby proposed that four record dates be fixed for each year.

(Article for reference)

Proposed Article 35 (Record Date for Distribution of Surplus)

(4)	Establishment of a new provision in conjunction with the adoption of a policy to disclose reference materials for the General Meeting of Shareholders and other documents on the Internet

It is hereby proposed that the Company adopt a policy of providing shareholders with information which should be shown in reference materials for a general meeting of shareholders, business reports, financial statements and consolidated financial statements on the Internet.

(Article for reference)

Proposed Article 17 (Disclosure of Reference Materials for a General Meeting of Shareholders on the Internet)

(5)	Establishment of a new provision in conjunction with the adoption of a policy of written resolutions by the Board of Directors

To allow the Board of Directors to operate flexibly, it is hereby proposed that the Company adopt a so-called policy of written resolutions under which a resolution shall be deemed to be adopted by the Board of Directors without convening a meeting thereof if all the directors consent thereto in writing or by any electronic method.

(Article for reference)

Proposed Article 23 (Resolutions)

(6)	Amendment with regard to the procedure of exercise of rights of shareholders

It is hereby proposed that an amendment be made to the existing Articles of Incorporation so that the Share Handling Regulations may govern the procedure of exercise of rights of shareholders, in addition to the handling business relating to shares of the Company.

(Article for reference)

Proposed Article 12 (Share Handling Regulations)

(7)	Establishment of a new provision for the rights of holders of less-than-a-full-unit of shares

Holders of less-than-a-full-unit of shares are not entitled to vote at a General Meeting of Shareholders. In addition, the Corporation Law authorizes a company to provide in its articles of incorporation that holders of less-than-a-full-unit of shares shall not be entitled to exercise any rights other than those provided by the Corporation Law. Hence, to secure efficient handling of holders of less-than-a-full-unit of shares, it is hereby proposed that a new provision be established to that effect.

(Article for reference)

Proposed Article 9 (Rights Pertaining to Less-Than-A-Full-Unit of Shares)

Proposed Amendment to the Articles of Incorporation

(amendment underlined)

Current	As Amended

CHAPTER I

GENERAL PROVISIONS

Article 4. (Method of Giving Public Notices)

Public notices of the Company shall be made by electronic public notice; provided, however, that such notices shall be given by publication in Nihon Keizai Shimbun in cases the method of electronic public notice is not available due to any troubles or unavoidable circumstances.

CHAPTER I

GENERAL PROVISIONS

Article 4. (Method of Giving Public Notices)

The method of public notices of the Company shall be electronic public notice; provided, however, that such notices shall be given by publication in Nihon Keizai Shimbun in cases the method of electronic public notice is not available due to any troubles or unavoidable circumstances.

Article 5. (Committee System)

The Company shall apply the special provisions regarding the committee system prescribed in Chapter 2, Section 4 of the “Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha (Law No. 22, 1974)” (“Special Law”).

(Deleted)
(Newly added)

Article 5. (Governing Bodies)

The Company shall, as company with committees, set up, in addition to the shareholders’ meetings and directors, the following organs;

(1) board of directors

(2) Nomination Committee, Audit Committee, and Compensation Committee

(3) accounting auditors

CHAPTER II

SHARES

Article 6. (Authorized Number of Shares)

The authorized number of shares shall be 6,000,000,000. In the case of retirement of shares, however, the number of retired shares shall be subtracted from the authorized number of shares.

CHAPTER II SHARES Article 6. (Authorized Number of Shares) The authorized number of shares of the Company shall be 6,000,000,000.

Current	As Amended
(Newly added)	Article 7. (Issuance of certificates of shares) The Company shall issue certificates of shares.

Article 7. (Acquisition by the Company of its Shares)

The Company may purchase its own shares with a resolution of the board of directors pursuant to the provision of Article 211-3, paragraph 1, item 2 of the Commercial Code.

(Deleted)

Article 8. (Number of Shares Constituting One Unit)

1. The number of shares constituting one unit of shares of the Company shall be one hundred (100).

2. The Company shall not issue share certificates representing shares which do not constitute a full unit of shares (“less-than-a-full-unit shares”).

Article 8. (Number of Shares Constituting One Unit) The number of shares constituting one unit of shares of the Company shall be one hundred (100). (Transferred to Article 9, Clause 2)

(Newly added)

Article 9. (Rights pertaining to less-than-a-full-unit shares)

1. Any shareholder of the Company (including any beneficial owner of shares of the Company; the same applies hereinafter) shall not exercise any right pertaining to shares which do not constitute a full unit of shares (“less-than-a-full-unit shares”) he/she has except the following rights;

(1)    rights granted by the items listed in Article 189, Paragraph 2 of the Corporation Law.

(2)    a right to make a request pursuant to Article 166, Paragraph 1 of the Corporation Law.

(3)    a right to be allotted offered shares or offered stock acquisition rights in proportion to the number of shares owned by a shareholder.

(4)    a right to make a request pursuant to the following article.

2. The Company shall not issue share certificates representing any number of less-than-a-full-unit shares, unless otherwise provided by the Share Handling Regulations.

Article 9. (Request for Purchasing Less-Than-A-Full-Unit Shares)

Any shareholder of the Company (including any beneficial owner of shares of the Company; the same applies hereinafter) with less-than-a-full-unit shares may request the Company to the effect that the Company sells shares which will become a full unit of shares, together with the less-than-a-full-unit shares owned by the shareholder, except the cases where the Company does not own the number of shares to be sold under such request.

Article 10. (Request for Purchasing Less-Than-A-Full-Unit Shares)

Any shareholder of the Company may request the Company to sell shares which will become a full unit of shares, together with the less-than-a-full-unit shares owned by the shareholder.

Current	As Amended

Article 10. (Transfer Agent)

1. The Company shall have a transfer agent with respect to the shares issued by the Company.

2. The transfer agent and its handling place of business shall be appointed and designated by a resolution of the board of directors, and public notice thereof shall be given.

3. The register of shareholders of the Company (including the register of beneficial owners of shares of the Company; the same applies hereinafter) and the register of loss of share certificates of the Company shall be kept at the handling place of business of the transfer agent and the registration of transfer of title to shares, purchase of less-than-a-full-unit shares, registration of loss of share certificates, treatment of requests for purchasing less-than-a-full-unit shares by the Company and other business relating to shares shall be handled by the transfer agent and not by the Company.

Article 11. (Share Registrar)

1. The Company shall have a share registrar.

2. The share registrar and its handling place of business shall be appointed and designated by a resolution of the board of directors, and public notice thereof shall be given.

3. The preparation and keeping of the register of shareholders of the Company (including the register of beneficial owners of shares of the Company; the same applies hereinafter), the register of stock acquisition rights and the register of loss of share certificates of the Company and other business relating to the register of shareholders of the Company, the register of stock acquisition rights and the register of loss of share certificates of the Company shall be delegated to the share registrar and shall not be handled by the Company.

Article 11. (Share Handling Regulations)

The denominations of share certificates, registration of transfer of title to shares, purchase of less-than-a-full-unit shares, registration of loss of share certificates, treatment of requests for purchasing less-than-a-full-unit shares by the Company and any other handling business relating to shares of the Company shall, except as provided in these “ARTICLES OF INCORPORATION”, be governed by the “Share Handling Regulations” to be established by the board of directors or executive officers under authorities delegated by resolutions of the board of directors.

Article 12. (Share Handling Regulations)

The handling business relating to shares of the Company shall, except as provided in these “ARTICLES OF INCORPORATION”, be governed by the “Share Handling Regulations” to be established by the board of directors or executive officers under authorities delegated by resolutions of the board of directors.

Article 12. (Record Date)

l. The Company shall deem the shareholders of the Company whose names appear (or are recorded by an electronic method; the same applies hereinafter) as such on the register of shareholders at the closing thereof on March 31 of each year shareholders of the Company entitled to exercise their rights at an ordinary general meeting of shareholders for the fiscal year.

2. In addition to the preceding paragraph, if necessary, the Company may deem the shareholders of the Company or registered pledgees whose names appear as such on the register of shareholders at the specific date and time determined by a resolution of the board of directors and notified publicly in advance shareholders or registered pledgees entitled to exercise their rights.

(Transferred to Article 14, Chapter 3)

Current	As Amended

CHAPTER III

GENERAL MEETINGS OF SHAREHOLDERS

Article 13. (Convocation)

l. (Omitted)

2. A general meeting of shareholders shall, unless otherwise provided by laws or ordinances, be convened by President & Chief Executive Officer in accordance with a resolution of the board of directors; provided, however, that when President & Chief Executive Officer is unable so to act, one of the other representative executive officers shall take his place in accordance with the order of priority predetermined by a resolution of the board of directors.

CHAPTER III

GENERAL MEETINGS OF SHAREHOLDERS

Article 13. (Convocation)

l. (Unchanged)

2. A general meeting of shareholders shall, unless otherwise provided by laws or ordinances, be convened by the director doubling as President & Chief Executive Officer in accordance with a resolution of the board of directors; provided, however, that when the director doubling as President & Chief Executive Officer is unable so to act, one of the other directors doubling as representative executive officers shall take his place in accordance with the order of priority predetermined by a resolution of the board of directors.

(Transferred from Chapter 2)	Article 14. (Record Date of an Ordinary General Meeting of Shareholders) The record date for voting rights at an ordinary general meeting of shareholders shall be March 31 of each year.

(Newly added)

Article 17. (Disclosure of Reference Materials for a General Meeting of Shareholders on the Internet)

The Company may regard its disclosure of information which should be shown in reference materials for a general meeting of shareholders, business reports, financial statements and consolidated financial statements on the Internet in compliance with requirements stipulated by the Ministry of Justice Ordinance as lawful provision of such information to its shareholders.

Current	As Amended

Article 16. (Resolutions)

1. Resolutions of a general meeting of shareholders shall, unless otherwise provided by laws or ordinances, be adopted by a majority of the votes of the shareholders present thereat.

2. Any resolution under Article 343, paragraph 1 of the Commercial Code shall be adopted at such meeting at which shareholders holding not less than one-third (1/3) of the voting rights owned by all shareholders of the Company shall be present, by a majority of not less than two-thirds (2/3) of the voting rights of the shareholders so present.

Article 18. (Resolutions)

1. Resolutions of a general meeting of shareholders shall, unless otherwise provided by laws or ordinances, be adopted by a majority of the votes of the shareholders who are present thereat and entitled to exercise their voting rights.

2. Any resolution under Article 309, Paragraph 2 of the Corporation Law shall be adopted at such meeting at which shareholders holding not less than one-third (1/3) of the voting rights owned by all shareholders of the Company who are entitled to exercise their voting rights shall be present, by a majority of not less than two-thirds (2/3) of the voting rights of the shareholders so present.

Article 17. (Minutes of Meetings)

The substance of proceedings of a general meeting of shareholders and results thereof shall be recorded in minutes of the meeting, and the chairman, directors and executive officers present shall affix their names and seals thereto (including their electronic signatures; the same applies hereinafter).

(Deleted)

CHAPTER IV

DIRECTORS AND THE BOARD OF DIRECTORS

Article 18. (Number of Directors and Election)

1. (Omitted)

2. The resolution for the election referred to in the preceding paragraph shall require the presence of shareholders holding not less than one-third (1/3) of the voting rights out of the total number of the voting rights owned by all the shareholders of the Company.

3. (Omitted)

4. (Omitted)

CHAPTER IV

DIRECTORS AND THE BOARD OF DIRECTORS

Article 19. (Number of Directors and Election)

1. (Unchanged)

2. The resolution for the election referred to in the preceding paragraph shall require the presence of shareholders holding not less than one-third (1/3) of the voting rights out of the total number of the voting rights owned by all the shareholders of the Company who are entitled to exercise their voting rights.

3. (Unchanged)

4. (Unchanged)

Article 19. (Term of Office)

The term of office of directors shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the last closing of accounts within one (1) year after their assumption of office. However, the term of office of any director elected to fill a vacancy shall expire when the term of office of his predecessor would have expired.

Article 20. (Term of Office)

The term of office of directors shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the last fiscal year ending within one (1) year after their election. However, the term of office of any director elected to fill a vacancy shall expire when the term of office of his predecessor would have expired.

Current	As Amended

Article 22. (Resolutions)

Resolutions of the board of directors shall be adopted by an affirmative vote of a majority of the directors present which directors present shall constitute a majority of all directors then in office.

(Newly added)

Article 23. (Resolutions)

1. Resolutions of the board of directors shall be adopted by an affirmative vote of a majority of the directors present who shall constitute a majority of all directors who are then in office and entitled to participate in the voting.

2. The Company shall deem that a resolution of the board of directors has been adopted in case the requirements stipulated by Article 370 of the Corporation Law have been fulfilled.

Article 23. (Minutes of Meetings)

The substance of proceedings of a meeting of the board of directors and the results thereof shall be recorded in minutes of the meeting, and the directors present shall affix their names and seals thereto.

(Deleted)

Article 24. (Limitation of Liabilities of Directors)

1. The Company may release the liabilities of directors (including former directors) for the acts prescribed in Article 21-17, paragraph 1 of the Special Law to the extent permitted by laws or ordinances by resolutions of the board of directors pursuant to the provision of Article 266, paragraph 12 of the Commercial Code applied mutatis mutandis in Article 21-17, paragraph 4 of the Special Law.

2. The Company may execute with outside directors (meaning “outside directors” defined in Article 188, paragraph 2, item 7-2 of the Commercial Code) an agreement that will limit their liabilities for damages due to the acts prescribed in Article 21-17, paragraph 1 of the Special Law pursuant to the provision of Article 266, paragraph 19 of the Commercial Code applied mutatis mutandis in Article 21-17, paragraph 5 of the Special Law. However, the maximum amount of damages under the agreement shall be the higher of either the amount previously determined which shall not be less than 20 million yen or the amount provided by laws or ordinances.

Article 24. (Limitation of Liabilities of Directors)

1. The Company may release the liabilities for damages of directors (including former directors) due to negligence of their duties to the extent permitted by laws or ordinances by resolutions of the board of directors pursuant to the provision of Article 426, Paragraph 1 of the Corporation Law.

2. The Company may execute with outside directors (meaning “outside directors” defined in Article 2 item 15 of the Corporation Law) an agreement that will limit their liabilities for damages due to negligence of their duties pursuant to the provision of Article 427, Paragraph 1 of the Corporation Law. However, the maximum amount of damages under the agreement shall be the higher of either the amount previously determined which shall not be less than 20 million yen or the amount provided by laws or ordinances.

Current	As Amended

CHAPTER V

NOMINATION COMMITTEE, AUDIT COMMITTEE AND

COMPENSATION COMMITTEE

Article 25. (Maintenance of Committees)

1. The Company shall maintain a Nomination Committee, an Audit Committee and a Compensation Committee.

2. The board of directors shall determine the directors to constitute each of the committees.

3. The board of directors shall determine the chairman of each of the committees.

CHAPTER V

NOMINATION COMMITTEE, AUDIT COMMITTEE AND COMPENSATION COMMITTEE

Article 25. (Maintenance of Committees)

1. The board of directors shall, by its resolution, appoint from among the directors members to constitute the Nomination Committee, the Audit Committee and the Compensation Committee.

(Deleted)

2. The board of directors shall, by its resolution, appoint the chairman of each of the committees.

Article 26. (Authorities of Committees)

1. (Omitted)

2. In addition to the followings, the Audit Committee shall have authorities to do matters prescribed in laws or ordinances.

(1)    Audit of execution of functions by the directors and executive officers

(2)    Determination of the particulars of proposals concerning the election and dismissal of the independent auditor and the non-reelection of the independent auditor to be submitted to a general meeting of shareholders

3. The Compensation Committee shall have authorities to determine the policy with respect to the determination of the particulars of the compensation for each director and executive officer, and the particulars of the compensation for each director and executive officer.

Article 26. (Authorities of Committees, Etc.)

1. (Unchanged)

2. The Audit Committee shall have authorities to do the following duties:

(1)    Audit of execution of functions by the directors and executive officers and formulation of audit reports

(2)    Determination of the particulars of proposals concerning the election and dismissal of the accounting auditors and the non-reelection of the accounting auditors to be submitted to a general meeting of shareholders

3. The Compensation Committee shall have authorities to determine the policy with respect to the determination of the particulars of the compensation and other remuneration for each director and executive officer, and the particulars of the compensation and other remuneration for each director and executive officer. In case when an executive officer simultaneously serves as employee of the Company, the foregoing shall be applied to the compensation and other remuneration for the employee.

Article 27. (Minutes of Meetings)

The substance of proceedings of a meeting of each of the committees and results thereof shall be recorded in minutes of the meeting, and the directors present shall affix their names and seals thereto.

(Deleted)

CHAPTER VI

EXECUTIVE OFFICERS

Article 29. (Executive Officers and Execution of Business)

1. (Omitted)

2. The executive officers shall have authorities to determine the matters delegated by resolutions of the board of directors and execute the business of the Company.

CHAPTER VI

EXECUTIVE OFFICERS

Article 28. (Executive Officers and Authorities of Executive Officers)

1. (Unchanged)

2. The executive officers shall have authorities to do the following duties:

(1)    Determination of execution of the business of the Company delegated by resolutions of the board of directors

(2)    Execution of the business of the Company.

Current	As Amended

Article 30. (Term of Office)

The term of office of executive officers shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the last closing of accounts within one (1) year after their assumption of office.

Article 29. (Term of Office) The term of office of executive officers shall expire on the last day of the fiscal year ending within one (1) year after their election.

Article 31. (Representative Executive Officers and Executive Officers with Special Titles)

1. The Company shall, by a resolution of the board of directors, appoint representative executive officers.

2. (Omitted)

Article 30. (Representative Executive Officers and Executive Officers with Special Titles)

1. The Company shall, by a resolution of the board of directors, select representative executive officers from among the executive officers.

2. (Unchanged)

Article 32. (Limitation of Liabilities of Executive Officers)

The Company may release the liabilities of executive officers (including former executive officers) for the acts prescribed in Article 21-17, paragraph 1 of the Special Law to the extent permitted by laws or ordinances by resolutions of the board of directors pursuant to the provision of Article 266, paragraph 12 of the Commercial Code applied mutatis mutandis in Article 21-17, paragraph 6 of the Special Law.

Article 31. (Limitation of Liabilities of Executive Officers)

The Company may release the liabilities for damages of executive officers (including former executive officers) due to negligence of their duties to the extent permitted by laws or ordinances by resolutions of the board of directors pursuant to the provision of Article 426, Paragraph 1 of the Corporation Law.

CHAPTER VII

ACCOUNTS

Article 34. (Fiscal Year)

The fiscal year of the Company shall commence on April 1 of each year and end on March 31 of the following year, and the accounts of the Company shall be closed on the last day of each fiscal year.

CHAPTER VII ACCOUNTS Article 33. (Fiscal Year) The fiscal year of the Company shall commence on April 1 of each year and end on March 31 of the following year.

(Newly added)

Article 34. (Organ with the Authority to Determine Distribution of Surplus)

The Company shall, by a resolution of the board of directors without obtaining a resolution of a general meeting of shareholders, determine the particulars contained in the items of Article 459, Paragraph 1, including distribution of surplus, except as otherwise stipulated by laws or ordinances.

Current	As Amended

Article 35. (Dividends and Interim Dividends)

1. Dividends to shareholders shall be paid to the shareholders or registered pledgees whose names appear as such on the register of shareholders of the Company at the closing thereof on March 31 of each year.

2. The Company may, by a resolution of the board of directors, pay interim dividends to the shareholders or registered pledgees whose names appear as such on the register of shareholders of the Company at the closing thereof on September 30 of each year.

3. The Company shall be relieved from the obligation of paying dividends and interim dividends to shareholders if such dividends remain unreceived for three (3) years after the date of the commencement of payment thereof.

Article 35. (Record Date for Distribution of Surplus)

1. The record dates for dividends of the Company shall be June 30, September 30, December 31 and March 31 of each year.

2. The Company may, without prejudice to the foregoing paragraphs, fix other dividend record dates and distribute surplus.

3. In case dividends are paid in cash, the Company shall be relieved from the obligation of paying dividends if such dividends remain unreceived for three (3) years after the date of the commencement of payment thereof.

(Newly added)

SUPPLEMENTARY PROVISION

Article 1. (Transitional Measures for Relief of Liabilities of Directors and Executive Officers)

The Company may release the liabilities of directors and executive officers (including former directors and former executive officers) for the acts prescribed in Article 21-17, Paragraph 1 of the former Law for Special Exceptions to the Commercial Code (“Special Law”) to the extent permitted by laws or ordinances by resolutions of the board of directors pursuant to the provision of Article 266, Paragraph 12 of the former Commercial Code applied mutatis mutandis in Article 21-17, Paragraph 4 of the former Special Law.

Ends

For further information please contact:

Name	Company	Telephone
Koichiro Ide Larry Heiman	Nomura Securities Co., Ltd. Corporate Communications Dept.,	81-3-3278-0591

Nomura Group Headquarters

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 134 branches in Japan, and an international network in 29 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.

News Release

Nomura to Propose Issuance of Stock Acquisition Rights as Stock Options

Tokyo, May 17, 2006—Nomura Holdings, Inc. today announced that its Board of Directors resolved to submit a proposal at the 102nd Ordinary General Meeting of Shareholders to be held on June 28, 2006, for stock acquisition rights to be issued as stock options to directors, executive officers, and employees of the Company, as well as directors, executive officers, corporate auditors, and employees of subsidiaries of the Company, in accordance with the provisions of Articles 236, 238, and 239 of the Corporation Law.

1. Outline of Stock Options

Two types of stock acquisition rights (“Stock Acquisition Rights”) are to be issued.

The first is a plan for stock acquisition rights under a condition whereby the “value of assets to be financed upon the exercise of stock acquisition rights” at the time of issuance shall be determined based on the market price (“Stock Option A Plan”). The second is a plan for stock acquisition rights under a condition whereby the “value of assets to be financed upon the exercise of stock acquisition rights” at the time of issuance shall be below the market price (one (1) yen per share) (“Stock Option B Plan”). The Stock Option B Plan will enable the Company to control cash payment for compensation by granting stock acquisition rights as a partial substitute for cash compensation. Furthermore, Stock Option B Plan will enable the Company to make quasi-deferred payments of compensation by setting a period during which the stock acquisition rights cannot be exercised after they are granted (“non-exercise period”). Accordingly, Stock Option B Plan will have the same economic effect as the granting of restricted stocks by the Company. In principle, the non-exercise period will be not shorter than two (2) years.

2. Reasons why it is necessary to solicit persons to subscribe for stock acquisition rights under especially favorable conditions

The Company is planning to issue the Stock Acquisition Rights for the purpose of enhancing the incentives of the directors, executive officers and employees of the Company and of the directors, executive officers, corporate auditors and employees of subsidiaries of the Company in order to improve their performances, and of acquiring talented human resources.

3. Maximum limit of Stock Acquisition Rights under the solicitation plan in accordance with delegation by resolution of the Ordinary General Meeting of Shareholders

(1)	Maximum limit of the number of the Stock Acquisition Rights under Stock Option A Plan

Up to 25,000 units

The total number of shares to be issued or transferred by the exercise of the Stock Acquisition Rights shall be up to 2,500,000 shares of common stock of the Company, and, if the number of shares is adjusted in accordance with the provisions of 4. (1)(i), the number shall be the number of shares under the relevant Stock Acquisition Rights after adjustment multiplied by the maximum limit of the number of Stock Acquisition Rights in the above.

(2)	Maximum limit of the number of the Stock Acquisition Rights under Stock Option B

Plan Up to 75,000 units

The total number of shares to be issued or transferred by the exercise of the Stock Acquisition Rights shall be up to 7,500,000 shares of common stock of the Company, and if the number of shares is adjusted in accordance with the provisions of 4. (2)(i), the number shall be the number of shares under the relevant Stock Acquisition Rights after adjustment multiplied by the maximum limit of the number of Stock Acquisition Rights in the above.

(The maximum limit of the number of the Stock Acquisition Rights relating to Stock Option A Plan and Stock Option B Plan in the above includes the number of Stock Acquisition Rights to be issued as share-related remuneration to directors and executive officers of the Company.)

4. Payment of moneys shall not be required for Stock Acquisition Rights.

5. Contents of Stock Acquisition Rights

(1)	Contents of Stock Acquisition Rights under Stock Option A Plan

(i)	Number of Shares under Stock Acquisition Rights

The number of shares under a Stock Acquisition Right (the “Number of Shares under a Stock Acquisition Right”) shall be 100 shares of common stock of the Company.

If the shares are split (including allocation without charge of common stock of the Company; the same shall apply hereinafter) or consolidated after the issuance of the Stock Acquisition Rights, the number of shares under the unexercised stock acquisition rights at the time of the stock-split or stock-consolidation shall be adjusted in accordance with the following formula. Any fraction of less than one (1) share resulting from the adjustment shall be disregarded

Adjusted Number of Shares	=	Number of Shares before Adjustment	×	Ratio of Split or Consolidation

If new shares of common stock are issued or the shares held by the Company are disposed of at a price below the market price of the shares of common stock of the Company (excluding any exercise of stock acquisition rights and any request for the purchase of additional less-than-a-full-unit shares) or the Company issues any securities or stock acquisition rights which are to be converted or to be convertible to the common stock of the Company (including those attached to bonds with stock acquisition rights) and which enable the holders thereof to request the delivery of the common stock of the Company, the number of shares under the stock acquisition rights shall be adjusted in accordance with the following formula. Any fraction of less than one (1) share shall be disregarded.

Adjusted Number of Shares	=	Number of Shares before Adjustment	×	Exercise Price before Adjustment
Adjusted Exercise Price

Please refer to (ii) for the adjusted exercise price.

In addition to the above, after the issuance of the stock acquisition rights, in the event of a merger of the Company with another company, a company split, a capital reduction of the Company, or any similar event in which an adjustment of the number of shares is required, the Company may appropriately adjust the number of shares to a reasonable extent.

(ii) Value of assets financed upon the exercise of the Stock Acquisition rights, or the method of calculating such value

The value of assets to be financed upon the exercise of the Stock Acquisition rights shall be the amount per share to be issued or transferred by the exercise of the Stock Acquisition Rights (the “Exercise Price”) multiplied by the Number of Shares under the Stock Acquisition Rights. The Exercise Price shall be an amount equal to the product of (i) the higher price of either the average of the daily closing price of the common stock of the Company in regular transactions at the Tokyo Stock Exchange, Inc. during the calendar month immediately prior to the month when the Stock Acquisition Rights (excluding dates on which no trade is made) are issued or the closing price of the common stock of the Company in regular transactions at the Tokyo Stock Exchange, Inc. on the issuance date (if there is no closing price on the issuance date, the most recent closing price prior to the issuance date shall apply), (ii) multiplied by 1.05. Any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

If the shares are split or consolidated after the issuance of the Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	×	1
Ratio of Split or Consolidation

If new shares of common stock are issued or the common stock held by the Company is disposed of at a price below the market price of the common stock of the Company (excluding any cases of the exercise of stock acquisition rights and any request for the purchase of additional less-than-a-full-unit shares), the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	×	Number of Outstanding Shares issued	+	Number of Newly Issued Shares × Paid-in Amount per Share
Market Price per Share
Number of (Outstanding + Newly Issued) Shares

If the common stock of the Company held by the Company is disposed of, “Number of Newly Issued Shares” in the formula above shall read “Number of Shares of Common Stock of the Company to be Disposed of,” and “Paid-in Amount per Share” in the formula above shall read “Disposal Value per Share.”

In addition to the above, after the issuance of the stock acquisition rights, in the event of a merger of the Company with another company, a company split, a capital reduction of the Company, or any similar case in which an adjustment of the Exercise Price is required, the Company may appropriately adjust the Exercise Price to a reasonable extent.

(iii) Exercise Period for the Stock Acquisition Rights

The Board of Directors of the Company or an executive officer designated by a resolution of the Board of Directors shall determine the exercise period for the stock acquisition rights within the period from the issuance date of the stock acquisition rights to the seventh anniversary of such issuance date.

(iv) Matters Concerning Capital and Capital Reserves that will Increase if Shares are Issued by the Exercise of Stock Acquisition Rights

(a) The amount by which the capital will increase if shares are issued by the exercise of the Stock Acquisition rights will be half of the amount of the limit on increase of capital, etc. calculated in accordance with Article 40(1) of the Corporate Calculation Rules, and any fraction of less than one (1) yen as a result of calculation shall be rounded up to the nearest yen.

(b) The amount by which capital reserves will increase if shares are issued by the exercise of the Stock Acquisition rights shall be the amount of the limit on increase of capital, etc. as stated in (a) above less the amount of capital to be increased as prescribed in (a) above.

(v) Restriction on the Acquisition of Stock Acquisition Rights by Transfer

Approval by the Board of Directors shall be required for the acquisition of Stock Acquisition Rights by transfer.

(vi) Events for Acquisition of Stock Acquisition Rights

When the Ordinary General Meeting of Shareholders approves a merger agreement in which the Company is to be the extinguished company or a share exchange agreement or share transfer proposal in which the Company is to become a wholly owned subsidiary, the Company may acquire the stock acquisition rights for no value on a day separately determined by the Board of Directors of the Company or an executive officer designated by resolution of the Board of Directors.

(vii) Any fractions of less than one (1) share out of the shares to be issued or transferred to a person owning the stock acquisition rights who has exercised stock acquisition rights shall be disregarded.

(viii) Other Conditions for the Exercise of the Stock Acquisition Rights

(a) Partial exercise of the respective stock acquisition rights shall not be possible.

(b) Other conditions for the exercise of the rights shall be determined by the Board of Directors of the Company or an executive officer designated by resolution of the Board of Directors.

(2) Contents of Issuance of Stock Acquisition Rights under Stock Option B Plan

(i) Number of Shares under the Stock Acquisition Right

The number of Shares under a Stock Acquisition Right shall be 100 shares of the common stock of the Company.

If the shares are split or consolidated after the issuance of the Stock Acquisition Rights, the number of shares under unexercised stock acquisition rights at the time of the stock-split or stock-consolidation shall be adjusted in accordance with the following formula. Any fraction of less than one (1) share resulting from the adjustment shall be disregarded.

Adjusted Number of Shares	=	Number of Shares before Adjustment	×	Ratio of Split or Consolidation

In addition to the above, after the issuance of the stock acquisition rights, in the event of a merger of the Company with another company, a company split, a capital reduction of the Company, or any similar event requiring an adjustment of the number of shares, the Company may appropriately adjust the number of shares to a reasonable extent.

(ii) Value of assets financed upon the exercise of the Stock Acquisition rights, or the method for calculating such

The Exercise Price shall be 1 yen, multiplied by the number of shares under the stock acquisition rights.

(iii)~(viii) Same as Stock Option A Plan.

Ends

For further information please contact:

Name	Company	Telephone
Koichiro Ide Larry Heiman	Nomura Securities Co., Ltd. Corporate Communications Dept., Nomura Group Headquarters	81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 134 branches in Japan, and an international network in 29 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.